FOR IMMEDIATE RELEASE                                          [Graphic omitted]

Braskem

          Braskem closes a US$ 200 million Export Pre-Payment Facility

     Annual export flows of US$600 million make possible the lengthening of the debt profile on competitive terms

Sao Paulo, June 15, 2004 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX:
XBRK), leader in the thermoplastic resins segment in Latin America, today announces the closing of an Export Prepayment transaction ("EPP") in an aggregate amount of US$200 million. Calyon New York Branch and WestLB AG New York arranged the transaction in the international banking market and Natexis Banques Populaires participated in the transaction as "syndication agent." The initial principal amount of the financing was of US$125 million, but this amount was increased to US$200 million due to increased demand by the banks in the syndicate. The transaction contemplates the issuance of two tranches: one in the amount of US$145 million that matures in three and a half years and bears interest at the rate of LIBOR plus 3.5% per annum; and another in the amount of US$55 million that matures in five years and bears interest at the rate of LIBOR plus 4.5% per annum.

This transaction is important strategically, as it is designed to achieve the following objectives: (1) amortize international capital market ("Bonds") transactions in an aggregate amount of US$221 million that mature between July and October 2004; (2) extend the average tenor of debt to 2.7 years at competitive costs that are less than Braskem's current average cost of debt in US dollars, which currently amounts to 8.5% per year; (3) reduce Braskem's foreign exchange rate risk by refinancing maturities with the proceeds from EPP, which EPP transaction creates a natural (operational) hedge; and (4) differentiate Braskem in the international bank trade finance market, which will provide competitive alternative financing for its import and export flows.

Paul Altit, Vice President of Finance and of Investor Relations of Braskem, stated: "Braskem reaffirms its commitment to prioritize the use of its cash flows for the repayment of debt, as it continues to reduce the cost and increase the average tenor of its debt through operations designed to reduce its foreign exchange rate risk."

                   For additional information, please contact:

Vasco Barcellos                    Jose Marcos Treiger               Luiz Henrique Valverde
Investor Relations - Manager       Investor Relations - Director     Investor Relations - Manager
Phone:  (55 11) 3443 9178          Phone:  (55 11) 3443 9529         Phone:  (55 11) 3443 9744
vasco.barcellos@braskem.com.br     jm.treiger@braskem.com.br         luiz.valverde@braskem.com.br
------------------------------     -------------------------         ----------------------------

      Forward-Looking Statement Disclaimer for U.S. Securities Law Purposes

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

[Graphics omitted]

                                                               [Graphic omitted]

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of these forward-looking statements.

[Graphics omitted]

                                       2